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                              [US BANK LETTERHEAD]


April 19, 1999

KE Acquisition Corp.
2945 Wilderness Place
Boulder, CO 80301

Attention: Mr. Philip W, Shires, President

Gentlemen:

     U.S. Bank National Association (the "Bank") is pleased to advise KE Acquisition Corp. (the "Borrower") that the Bank has agreed to extend credit to the Borrower in the aggregate amount of up to $6,000,000 upon the terms and subject to the conditions set forth below.

     The Bank's commitment is subject to the negotiation and execution of definitive Credit, Security and related loan documents (the "Credit Documents") satisfactory to the Bank. The Credit Documents will embody the structure, pricing and other terms described in the Summary of Term and Conditions below. They will also include provisions viewed by the Bank and its counsel as appropriate for these transactions and for transactions of this type. Accordingly, it should be recognized that this letter and the Summary of Terms and Conditions are indicative, but not exhaustive, as to the terms and conditions which shall govern these facilities:

     The two facilities outlined below are being made available in connection with Borrower's proposed merger ("Merger") with Kentek Information Systems, Inc. ("KISI") and any disbursement will be conditioned upon the final Merger Agreement being satisfactory to Bank and the "Closing" as defined therein having occurred and Bank having received confirmation of the "Effective Time" of the Merger. At the "Effective Time" Bank's existing credits and commitments to KISI shall terminate and only the following described commitments will be available. The Bank's commitment is also subject to a satisfactory collateral audit by Bank of KISI's accounts, inventory and general intangibles.

SUMMARY OF TERMS AND CONDITIONS

BORROWER:           KE Acquisition Corp., a Delaware Corporation, ("Borrower")

TYPE OF FACILITY:   1.    Revolving Line of Credit

                    2.    Term Loan

PURPOSE:            1.    Working Capital, including letters of credit.

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                 2.       Finance the purchase of shares of KISI in connection
                          with the Merger.

MAXIMUM AMOUNT:  1.       $2,000,000

                 2.       $4,000,000

                          The aggregate available is limited to and subject to a Borrowing Base. Borrowing Base means an amount equal to the sum of 80% of Borrower's eligible accounts receivable and 50% of Borrower's eligible inventory, as set forth and calculated in monthly Borrowing Base Certificates delivered to Bank. The form of such Certificate will be specified by Bank.

INTEREST RATE:   1 and 2. Reference Rate, floating, 360-day year basis.
                          "Reference Rate" means the rate of interest per annum announced publicly from time to time as Bank's reference rate which may be a rate at, above or below the rate or rates at which Bank lends to other borrowers and it is not necessarily the lowest rate charged by Bank on commercial loans.

REPAYMENT TERMS: 1.       Accrued interest payable monthly and at Final
                          Maturity with principal payable at Final Maturity, subject to acceleration upon default. Principal may be repaid and re-borrowed prior to Final Maturity.

                 2. 24 equal monthly payments of principal, plus accrued interest payable monthly.

FINAL MATURITY:  1.       November 30, 2000

                 2.       24 months from closing date.

COMMITMENT FEE:  1.       0.25% on the unused portion, payable quarterly, in
                          arrears.
                 2.       0.25% ($10,000) payable upon closing.

COLLATERAL
SECURITY:        1 and 2. First priority perfected security interests in all accounts, inventory and general intangibles now owned or hereafter acquired by Borrower and in all proceeds thereof

GUARANTORS:      1 and 2. Philip W. Shires - unlimited
                          Don Shires - limited to an amount TBD
                          Renee Bond - limited to an amount TBD.



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FINANCIAL REPORTING
COVENANTS:        Until Final Maturity, Borrower will deliver to Bank (1) within
                  90 days after each fiscal year end, Borrower's CPA-audited annual financial statements; (2) within 30 days after each quarter end, a Compliance Certificate; (3) within 30 days after each month end, monthly financial statements of Borrower with supporting schedules or reports detailing printer base status, A/R aging inventory listings and Borrowing Base
                  Certificate; (4) within 90 days prior to each fiscal year end, monthly projections for the next fiscal year; (5) annual personal financial statements of each Guarantor; (6) promptly after filing, personal tax returns of each Guarantor; and (7) and such, other information as Bank may require.

FINANCIAL CONDITION
COVENANTS:        1.       A minimum annual Cash Flow Coverage Ratio of 1.5 to 1
                           to be measured quarterly on a rolling four quarter basis, with Cash Flow Coverage Ratio defined as:
                           Borrower's ratio of (a) earnings before interest, taxes, depreciation and amortization to (b) the sum of current debt service obligations, including interest expenses.

                  2. A maximum Debt to Tangible Net Worth Ratio (also measured quarterly on a rolling four quarter basis) of 2.0 to 1 at closing, of 1.5:1 at 9/30/99 and of 1.01:1 at 12/31/99 and at all times thereafter.

                  3.       Borrower will be profitable at each fiscal year end.

REPRESENTATIONS, OTHER
AFFIRMATIVE AND
NEGATIVE COVENANTS,
EVENTS OF DEFAULT,
REMEDIES, ETC:    Customary and appropriate terms and provisions for this
                  transaction, including but not limited to: maintaining deposit accounts with Bank; restrictions on other indebtedness and liens; investments; sale of assets; mergers; guarantees;
                  distributions; and change of control or ownership or management (other than the Merger),

         The Bank's commitment is further subject to the condition that there shall not have occurred: (i) any material adverse change in the business, operations or financial condition of the Borrower or of KISI or any of its subsidiaries; or (ii) any material diminution of value of the collateral proposed for the loans, in each case determined by the Bank in comparison to the date of the most recent financial statements and the date of the Bank's most recent analysis of such collateral,

         By acknowledging and agreeing to the terms of this letter, the Borrower agrees to be responsible for all reasonable costs and expenses incurred by the Bank. (including fees and



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expenses of counsel and other professionals, if any) in connection with the negotiation and preparation of the Credit Documents and the transactions contemplated hereby, whether or not the Credit Documents are executed and whether or not loans are made available under the Credit Documents. This obligation survives the termination or expiration of the commitment.

         The Credit Documents shall be entered into not later than August 15, 1999, after which date the commitment of the Bank hereunder shall expire. If the foregoing is acceptable, please indicate your agreement and acceptance by signing and returning the enclosed copy of this letter. If the commitment hereunder is not accepted by the Borrower on or before April 30,1999, it will be deemed to have been terminated.

         The Bank looks forward to this opportunity to work with you on this transaction.

Very truly yours,

U.S. BANK NATIONAL ASSOCIATION


By:  /s/ LESTER L. HAWLEY
     ----------------------------
     Lester L. Hawley
     Vice President



Accepted:


KE ACQUISITION CORP.


By:  /s/ PHILIP W. SHIRES
     ----------------------------
Its: President


Date:   April 19, 1999
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